Mail Stop 4561

September 11, 2008

By U.S. Mail and facsimile to(720)932-9738

William D. Snider
Chief Financial Officer
United Western Bancorp, Inc.
700 17th Street, Suite 2100
Denver, CO 80208

> Re: United Western Bancorp, Inc.
> File No. 0-21231
> Form 10-K for the period ended December 31, 2007
> Forms 10-Q for the periods ended March 31 and June 30, 2008

Dear Mr. Snider:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to our comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us drafts of your proposed revisions to your future filings in response to our comments. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

General

1. Please revise future filings to clearly disclose loans held for sale on the face of the balance sheet. Refer to paragraph 28 of SFAS 65.

2. Please revise future filings to clearly disclose the allowance for loan and lease losses on the face of the balance sheets. Refer to Rule 9-03.7 of Article 11 of Regulation S-X.

3. Please revise future filings to separately disclose gross gains and losses on the sales of loans held for sale and available for sale investment securities. Refer to SOP 01-6 and SFAS 115. Please provide us this information for all periods presented, including interim periods for fiscal 2008.

Statements of Cash Flows, page F-7

4. Please tell us and revise future filings to clarify what the line item originated mortgage servicing rights represents. The capitalization of mortgage servicing rights generally results when such rights are separated from the associated loans when the loans are sold and are, therefore, non-cash transactions.

Note 4. Investments Securities, page F-19

5. We note the transfer in 2006 of SBA securities from the trading the category to the held to maturity category. Please tell us and revise future filings to clarify how the transfer complies with paragraph 15 of SFAS 115 which states that given the nature of a trading security, transfers into and out of the trading category should be rare. Provide us information of the specific nature of the assets transferred in your response, including your cost basis and the fair value on the date of transfer.

Note 5. Loans, page F-22

6. Please revise future filings to separately disclose loans held for investment and loans held for sale. We note that the amounts disclosed in this footnote do not agree to the loans held for investment amounts disclosed in Note 2.

Form 10-Q for the period ended June 30, 2008

Financial Statements

Note 15. Fair Value of Financial Assets, page 25

7. We note your classification of available for sale securities as Level 2 under the hierarchy established by SFAS 157 and that these securities primarily consist of mortgage backed securities including option payment adjustable rate mortgages

and Alt-A collateral. Please provide us the following information and revise future filings as appropriate to provide a more robust discussion about the valuation of these securities:

- Considering the illiquid market for these securities, please tell us and revise future filings to disclose why you believe classification under Level 2 is appropriate.

- You disclose that you used pricing received from other market participants to value these securities. Please tell us what market participants you looked to and how current the pricing information was that you relied on. Please provide specific information in your response.

- You disclose that you used an independent third party to provide you pricing information of these securities. Please tell us and revise future filings to expand your disclosure to discuss in more detail the internal validation procedures you perform on prices received from pricing services. For example, please discuss systems controls you have in place, your procedures to control outlying prices and other exceptions and the procedures you perform to analyze relative values based on specific characteristics of securities. Furthermore, please expand disclosures regarding the valuation methodologies and assumptions utilized by both pricing services and dealers along with any testing of significant assumptions that you may perform.

- Please tell us and disclose how you determined that pricing services have properly considered the lack of liquidity in their valuations.

- Please tell us and disclose how you determined that pricing services have properly considered the lack of liquidity in their valuations.

- Please tell us the specific nature and value of the securities you valued using pricing received from other market participants and the securities valued using an independent third party.

* * * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may Paul Cline at (202) 551-3851 or me at (202)551-3494 you have questions.

Sincerely,

Kevin Vaughn
Branch Chief